September 28, 2015

VIA EDGAR SUBMISSION

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

Synergetics USA, Inc. (“Synergetics”)

Schedule TO-T and TO-T/A filed September 16 and

18, 2015 by Blue Subsidiary Corp., Valeant

Pharmaceuticals International and Valeant

Pharmaceuticals International, Inc.

SEC File No. 005-44538

Dear Ms. Campbell Duru:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant”), its wholly owned subsidiary Valeant Pharmaceuticals International (“VPI”) and its wholly owned subsidiary Blue Subsidiary Corp. (“Purchaser” and, together with VPI and Valeant, the “Purchasers”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 24, 2015 (the “Comment Letter”) relating to the Schedule TO-T and TO-T/A filed by the Purchasers on September 16 and 18, 2015, as amended (File No. 005-44538) (the “Schedule TO”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

Offer to Purchase

What is a CVR and How Does it Work, page 2

1.	Please clarify in tabular format or otherwise, disclosure regarding potential CVR payments. We specifically note disclosure under this heading, “[w]hat will happen if only one Milestone Target is achieved,” and “[i]s it possible that I will receive more than one of the contingent cash consideration payments.” Your disclosure indicates a scenario in which CVR payments are capped at only $0.50 if net sales exceed $65mn during the Milestone Achievement Period. Clarify, if correct, that the Full Milestone 2 Payment or the Partial Milestone 2 Payment are structured to be paid only if net sales fall within a limited range of $55mn-$65mn and will not be paid if net sales exceed $65mn. Please advise or revise.

To clarify your first question, if four consecutive quarters of net sales of Synergetics Ophthalmology Products exceed $65mn during the Milestone Achievement Period, holders of CVRs would not be capped at an aggregate of $0.50/share but instead holders would receive an aggregate of $1.00/share. As stated under “IS IT POSSIBLE THAT I WILL RECEIVE MORE THAN ONE OF THE CONTINGENT CASH CONSIDERATION PAYMENTS?”

“If net sales of Synergetics Ophthalmology Products are at least $65,000,000 over any period of four consecutive calendar quarters during the Milestone Achievement Period, then Synergetics stockholders whose Shares are accepted for payment pursuant to the Offer would be entitled to receive two Contingent Cash Consideration Payments comprised of: (i) the $0.50 Contingent Cash Consideration Payment per Share described above with respect to the $55,000,000 of net sales of Synergetics Ophthalmology Products (the “Milestone 1 Payment”) and (ii) the $0.50 per Share Contingent Cash Consideration Payment per share with respect to the $65,000,000 of net sales of Synergetics Ophthalmology Products (the “Full Milestone 2 Payment”), in each case as described above,”

To clarify your second question, it is correct that the Partial Milestone 2 Payment will be paid only if net sales of Synergetics Ophthalmology Products fall within the range of $55mn-$65mn but only if that occurs during the last four consecutive quarters in the Milestone Achievement Period, and also only if such net sales did not exceed $65mn during any prior four consecutive quarters during the Milestone Achievement Period. It is not correct that the Full Milestone 2 Payment will be paid only if net sales of Synergetics Ophthalmology Products fall within a limited range of $55mn-$65mn. The Full Milestone 2 Payment will only be paid if net sales of Synergetics Ophthalmology Products during any four consecutive quarters in the Milestone Achievement Period exceed $65mn. We direct you to the disclosure under the heading, “IS IT POSSIBLE THAT I WILL RECEIVE MORE THAN ONE OF THE CONTINGENT CASH CONSIDERATION PAYMENTS?”

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

In response to the Staff’s comment, the Purchasers will add the following disclosure on page 2 of the Offer to Purchase in the Section entitled “Summary Term Sheet” under the heading “WHAT IS A CVR AND HOW DOES IT WORK?” following the last paragraph in that Section:

“The following table illustrates the circumstances under which the contingent cash consideration payments will be made.

Net Sales of Synergetics Ophthalmology Products during any 4 consecutive calendar quarters during the Milestone Achievement Period	Payment of Milestone 1 Payment ($0.50/share)	Payment of Full Milestone 2 Payment ($0.50/share)	Payment of Partial Milestone 2 Payment
less than $55,000,000	No	No	No

at least $55,000,000 but less than $65,000,000	Yes	No	Yes, if achieved during final 4 consecutive quarters during Milestone Achievement Period; otherwise No

at least $65,000,000	Yes	Yes	No

2.	Please provide clarity as to the consideration being offered and the feasibility of payment of the additional CVR consideration by disclosing net sales for Synergetics Ophthalmology Products over the four most recent consecutive quarters.

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

In response to the Staff’s comment to clarify the CVR consideration, the Purchasers will add to the Offer to Purchase the table set forth in the response to Comment 1. In further response to the Staff’s comment, the Purchasers will add the following to the Offer to Purchase in the Section entitled “Summary Term Sheet” under the heading “WHAT IS A CVR AND HOW DOES IT WORK?” at the end thereof:

“There are numerous risks associated with the CVRs, including whether net sales of Synergetics Ophthalmology Products will be sufficient to require any payments under the CVRs, and there is no assurance that the first Milestone target of $55,000,000 will be met or exceeded. In assessing the likelihood that any payments will be made under the CVRs, you should consider that Synergetics has informed us that net sales of Synergetics Ophthalmology Products for the four fiscal quarters ended April 30, 2015 was $37,936,355. Note that this figure is for fiscal quarters rather than calendar quarters; calendar quarters will be the measure for payment under the CVRs. There is no assurance that any payments under the CVRs will be made.”

3.	Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c). In your analysis, please specifically address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

We believe that the Offer satisfies the prompt payment rule set forth in 17 C.F.R. 240.14e-1 (2015) (hereinafter cited as Rule 14e-1(c)). The per share consideration in the Offer is comprised of two components – cash and a contractual right embodied by the CVR – both of which will be received by a tendering holder promptly following acceptance of shares in the Offer. The component of “consideration” represented by the CVRs will be paid in compliance with the prompt payment rule, because that portion of the consideration is not the cash that might be payable in the future, but instead the contractual right to receive cash payments if and only if certain events occur. Because both the cash consideration and the CVRs will be paid promptly upon the closing of the Offer, the Offer will not result in a situation in which the Purchasers “‘may fail (a) to pay for securities purchased, or (b) to return to their owner’s securities not purchased promptly upon the termination of the tender offer.’” Tender Offers, Securities Act Release No. 6158, Exchange Act Release No. 16,384, Investment Company Act Release No. 10,958, 1979 WL 182305, at *23 n. 36 (November 29, 1979) (citation omitted).

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

The Contingent Value Rights Agreement (the “CVR Agreement”) between VPI and American Stock Transfer & Trust Company, LLC, as paying agent, is governed by Delaware law. As described in the Offer to Purchase, the CVR Agreement provides that the persons entitled to the CVRs are intended beneficiaries of those agreements. Under Delaware law, “[a] third party beneficiary may recover on a contract made for that third party’s benefit.” Global Energy Finance LLC v. Peabody Energy Corp., No. 08C-10-129 RRC, 2010 WL 4056164, at *25 (Del. Super. Ct. Oct. 14, 2010) (footnote omitted); see also Insituform of N. Am., Inc. v. Chandler, 534 A.2d 257, 268-70 (Del. Ch. 1987); Amirsaleh v. Board of Trade of City of New York, Inc., No. 2822-CC, 2008 WL 4182998, at *4-5 (Del. Ch. Sept. 11, 2008). The CVR Agreement meets the standard described in the above cases. The CVRs will therefore be enforceable under Delaware law by each holder thereof as of the closing of the Offer.

On numerous occasions, the Staff has either granted no action relief or did not object to the payment of consideration in a tender offer that included the contractual right to receive an additional payment at a future point in time upon the occurrence of a specified event. For example, in Boston Scientific’s tender offer to acquire all outstanding shares of common stock of Rubicon Medical Corporation, Boston Scientific agreed to pay an “Additional Payment” to tendering shareholders if certain milestones related to FDA approval of a medical device were achieved, with no further action required on the part of the holders. In a comment letter dated May 17, 2005, the Staff raised a comment that was identical in substance to the comment with respect to “prompt payment” raised by the Staff in the Comment Letter. Boston Scientific responded that,

[t]he component of “consideration” represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering shareholders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the stockholder in compliance with Rule 14e-1(c).

Letter from Boston Scientific Corp. to Sec. Exch. Comm’n (May 17, 2005), http://www.sec.gov/Archives/edgar/containers/fix069/885725/000110465905024159/filename1.htm. Boston Scientific subsequently accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments in the event the milestones related to FDA approval are achieved. The CVRs that are a component of the consideration in the Offer are substantially similar to the Additional Payments offered by Boston Scientific in its tender offer for Rubicon Medical Corporation.

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

Like the right to receive Additional Payments, the CVRs provide the right to receive cash if and only if certain events occur, with no further action required on the part of the holders. The CVRs will be obtained by tendering stockholders at the same time that the cash component of the consideration is paid to tendering stockholders. Accordingly, we share the view expressed by Boston Scientific in its response to the Staff that the receipt by a tendering stockholder, upon acceptance of his or her shares in the offer, of a contractual right to a contingent future payment is in compliance with Rule 14e-1(c).

The Staff has also taken the position that it would not recommend enforcement action under Rule 14e-1(c) in connection with a tender offer for stock options in which the consideration paid to tendering option holders consisted of the contractual right to receive a contingent bonus payment at a future point in time. In Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter, 2003 WL 23220842 (Nov. 7, 2003), the issuer launched a tender offer for stock options held by its employees, and as payment for such stock options, tendering option holders received, “a contractual right to receive a specified cash payment on the first Company payroll date in July 2004, so long as such employee remains continuously employed by the Company through June 30, 2004 (the “Special Bonus Right”).” The Special Bonus Right was “received at the time of acceptance of the tendered options.” Similarly, the CVRs will be received by tendering Synergetics stockholders at the time of VPI’s acceptance of the shares tendered into the Offer. In contrast to the Boston Scientific situation described earlier and our situation, in Martha Stewart holders were required to perform additional action between closing of the offer and payment (i.e. remaining employed at Martha Stewart) in order to receive payments under the Special Bonus Right. Nonetheless, the Staff in Martha Stewart did not recommend enforcement action under Rule 14e-1(c) with respect to the payment of the Special Bonus Right. We believe that Martha Stewart supports the view that the payment of CVRs to tendering Synergetics stockholders complies with the prompt payment requirements of Rule 14e-1(c).

The Staff has also consistently granted exemptive relief in tender offers conducted for compensatory purposes. For example, the Staff has taken the position that it would not recommend enforcement action in connection with tender or exchange offers for employee stock options in which the payment of the consideration to be received was delayed, in some cases for up to two or three years, (1) based on issuers’ discretionary requirements that participants continue their employment with the issuer, see, e.g., Security Capital Assurance Ltd., SEC No-Action Letter, 2006 WL 3284099 (Oct. 31, 2006); Microsoft Corporation, SEC No-Action Letter, 2003 WL 22358818 (Oct. 15, 2003); Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter, 2003 WL 23220843 (Nov. 7, 2003), (2) to

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

mitigate negative tax implications under Section 409A of the Internal Revenue Code of 1986, as amended, see, e.g., Chordiant Software, Inc., SEC No-Action Letter, 2007 WL 966755 (Mar. 26, 2007), HCC Insurance Holdings Inc., SEC No-Action Letter, 2007 WL 1774442 (June 12, 2007), Microtune, Inc., SEC No-Action Letter, 2007 WL 2972106 (Sept. 13, 2007) or (3) to enable the administrative feasibility of making payments, see, e.g., Microsoft Corporation, SEC No-Action Letter, 2003 WL 22358818 (Oct. 15, 2003). In each of these situations, the tendering stockholders received as consideration in the offer the right to a future payment. These situations are analogous to the receipt by tendering Synergetics stockholders of the CVRs in the Offer, which entitle holders to receive one or two future payments upon the occurrence of certain specified events without any further action on the part of the holder (based only on contingencies outside of the control of the holder).

We also believe that the payment of the CVRs in the Offer is consistent with the policy objectives of Rule 14e-1(c). Rule 14e-1(c) was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Tender Offers, Securities Act Release No. 6158, Exchange Act Release No. 16,384, Investment Company Act Release No. 10,958, 1979 WL 182305, at *23 (November 29, 1979). As noted in the final rulemaking release adopting Rule 14e-1(c),

[a] memorandum from the Division of Corporation Finance which was submitted to the Senate Committee considering the Williams Act amendment pursuant to the request . . . for examples of how the Commission proposed to implement the grant of rulemaking authority under Section 14(e) identified one area to be addressed by the rulemaking authority as the situation in which:

[T]he person who makes a tender offer may fail (a) to pay for securities purchased, or (b) to return to their owner’s [sic] securities not purchased promptly upon the termination of the tender offer in accordance with the practices of the financial community for settlement of transactions, usually within five days.

Id. at *23 n. 36 (second alteration in original). Shares tendered by Synergetics stockholders will not be “tied up”, as VPI will promptly pay tendering Synergetics stockholders consideration that includes both cash and the immediately enforceable CVRs. The rights of Synergetics stockholders will be fixed, and VPI’s obligations in respect of the CVRs will become binding upon acceptance of the shares for payment. The rights agent will create a CVR register to reflect the registered holders of CVRs and will be required to maintain and update the CVR register as provided in the CVR

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

Agreement. We do not believe that the payment of consideration in the Offer that includes CVRs raises the concerns that Rule 14e-1(c) was designed to address. Furthermore, the CVRs are fully described in the Offer to Purchase, and as such do not constitute a fraudulent, deceptive or manipulative act or practice.

For the reasons stated above, we respectfully submit that the CVRs are an integral part of the consideration to be received by tendering Synergetics stockholders upon acceptance by VPI of their shares in the Offer, and accordingly, the Offer satisfies the prompt payment rule set forth in Rule 14e-1(c).

4.	Please see our comment above. We note that payment of CVR consideration will occur within ten business days after Valeant files a periodic report with respect to the first quarter in which the net milestone was achieved. This could seemingly result in payments being made up to 4 months after the milestone is achieved. Please provide your analysis of how such payment would be considered “prompt”. Refer generally to Rule 14e-1 (c).

Please see our answer to the Staff’s Comment 3 which we believe also addresses the Staff’s Comment 4. In particular, the prompt payment rule set forth in Rule 14e-1(c) is satisfied because the tendering Synergetics stockholders will receive the consideration for the tender of their shares – namely, the cash payment and the CVR – promptly upon the closing of the Offer. When, if ever, amounts due under the CVR become payable is not relevant to the Rule 14e-1(c) analysis. However, in response to the question raised by the Staff, the determination as to whether a Milestone has been met, and correspondingly whether CVR holders are entitled to a contingent payment, will be made in connection with preparation of Valeant’s quarterly and annual reports. If a Milestone is triggered, holders of CVRs will receive payment therefor promptly following the filing of the applicable quarterly or annual report. VPI will have ten business days following such filing to administratively process such payments.

5.	Include a Question & Answer that also addresses the possibility that no CVR consideration will be payable and advising shareholders to tender assuming the total consideration could be limited to $6.50 net per share.

In response to the Staff’s comment, on page 4 of the Offer to Purchase in the Section entitled “Summary Term Sheet” the Purchasers will replace the question “WHAT WILL HAPPEN IF NO MILESTONE TARGET IS ACHIEVED?” as well as the answer that follows such question with the following:

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

“IS IT POSSIBLE THAT NO PAYMENTS WILL BECOME PAYABLE TO HOLDERS OF THE CONTINGENT VALUE RIGHTS?

Yes. If net sales of Synergetics Ophthalmology Products over any four consecutive calendar quarters during the Milestone Achievement Period never reach $55,000,000, then none of the Milestones described above will be achieved. If none of the Milestones are achieved, you will receive only the cash consideration of $6.50 per Share, net to the holder in cash (less any applicable withholding taxes and without interest) and you will receive no payments with respect to your CVRs. It is not possible to predict whether a payment will or will not be payable with respect to the CVRs. If you decide to tender your Shares, you should understand that it is possible that the only cash consideration you may receive is $6.50 per Share, net to the holder in cash (less any applicable withholding taxes and without interest) and you may receive no additional payments with respect to the CVRs.”

6.	Revise your disclosure generally to describe the material terms of the CVRs and the CVR agreement. For example, (i) clarify your disclosure as to whether holders of contingent payment rights are beneficiaries of the agreements, and (ii) disclose the contractual rights the holders have against the company and/or the paying agent with respect to those parties’ respective obligations owed to holders pursuant to the agreements, including any limitations imposed on the enforcement of rights by holders. In this respect, disclose the risks that security holders may face in connection with the CVRs, namely that (a) the bidders’ financial condition could deteriorate such that they did not have the necessary cash or cash equivalents to make the required payments under the agreement; (b) holders of the CVRs would have no greater rights against the bidders than those accorded to general unsecured creditors under applicable law; (c) the CVRs would be effectively subordinated in right of payment to all of the bidders’ secured obligations to the extent of the collateral securing such obligations; and (d) the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the bidders’ subsidiaries.

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

In response to the Staff’s comment, the Purchasers will add on page 4 of the Offer to Purchase in the Section entitled “Summary Term Sheet” prior to the question, “WHY IS THE PURCHASER MAKING THE OFFER?” the following:

“ARE THERE OTHER MATERIAL TERMS OF THE CONTINGENT CASH CONSIDERATION PAYMENTS?

In addition to the terms and conditions described above, the CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Purchaser, VPI or Valeant. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs. In addition, the CVRs are neither secured nor guaranteed. The payments pursuant to the CVRs, if any become due, are unsecured general obligations of VPI and are not guaranteed by VPI or any of its affiliates. See Section 11—“Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements—Contingent Value Rights Agreement.”

In addition, Valeant will add the following in the Section entitled “Summary Term Sheet” under the heading “WHAT IS A CVR AND HOW DOES IT WORK?” following the table referred to in our response to Comment 1:

“The CVR Agreement provides that the holders of CVRs are intended beneficiaries of the CVR Agreement. However, the enforcement of the rights of holders of CVRs is limited for certain purposes. For example, VPI’s determination that a Contingent Cash Consideration Payment is not payable may only be disputed by persons holding at least 35% of the outstanding CVRs, who may request that a nationally recognized independent accounting firm verify the accuracy of the net sales during the Milestone Achievement Period, at the requesting CVR holders’ expense. Certain amendments to the CVR Agreement that do not, individually or in the aggregate, adversely affect the interests of the CVR holders may be made unilaterally by VPI; other amendments require the consent of the holders of not less than a majority of the outstanding CVRs even if such amendment is adverse to the interests of the holders of the CVRs.”

In further response to the Staff’s comment, the Purchasers will add the following on page 50 of the Offer to Purchase prior to the penultimate paragraph in the sub-section entitled “Contingent Value Rights Agreement” in Section 11—“Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements.”

“VPI is entitled to amend the terms of the CVR Agreement without the consent of the holders of CVRs (i) to provide for a successor rights agent, (ii) to provide any additional rights or benefits to the holders of CVRs or (iii) in a

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

manner that does not adversely affect the legal right any holder of CVRs under the CVR Agreement. In addition, VPI is entitled to amend the terms of the CVR Agreement without the consent of the holders of CVRs for the following purposes, so long as such amendments do not, individually or in the aggregate, adversely affect the interests of the holders of CVRs:

•	adding to the covenants of VPI such further covenants, restrictions, conditions or provisions as VPI shall determine to be for the protection of the holders of CVRs;

•	curing ambiguities, correcting or supplementing any provision that may be defective or inconsistent with any other provision in the CVR Agreement, or making any other provisions with respect to matters or questions arising under the CVR Agreement; or

•	ensuring that CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Exchange Act.

The CVR Agreement further permits VPI, with the written consent of holders of not less than a majority of the outstanding CVRs, to enter into amendments to the CVR Agreement, even if such addition, elimination or change is adverse to the interests of the holders of CVRs.

The CVRs are not equity or voting securities of VPI or any affiliate, do not represent ownership interests in VPI or any affiliate and holders of CVRs are not entitled to any rights of a stockholder or other equity or voting security or other ownership interest of VPI or any affiliate, either at law or in equity. The rights of holders of CVRs are limited to those expressly provided in the CVR Agreement.”

Further, in response to the Staff’s comment, the Purchasers will add on page 52 of the Offer to Purchase at the end of Section 12—“Source and Amount of Funds”, the following:

“While, for the reasons stated above, we do not believe our condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer, holders of Shares should consider the following in connection with their decision to tender Shares and accept the Offer:

•	VPI’s financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to make the required payments under the CVR Agreement;

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

•	holders of the CVRs would have no greater rights against VPI than those accorded to general unsecured creditors under applicable law;

•	the CVRs would be effectively subordinated in right of payment to all of VPI’s secured obligations to the extent of the collateral securing such obligations; and

•	the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, in each case of VPI’s subsidiaries.”

Conditions of the Offer, page 53

7.	We note the language in the last paragraph in this section that the bidders’ failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

On behalf of the Purchasers, we have been asked to confirm that each Purchaser confirms its understanding that if an Offer condition (other than an Offer condition that may only be determined upon the expiration of the Offer) is triggered by events that occur during the Offer period and before the expiration of the Offer, VPI and Purchaser will promptly inform security holders as to how they intend to proceed.

8.

With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

September 28, 2015

materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

On behalf of the Purchasers, we have been asked to confirm that each Purchaser confirms its understanding that if a condition were triggered in a manner that is publicly known or otherwise brought to its attention and VPI and Purchaser decide to proceed with the Offer, this would constitute a waiver of such condition. Further, each Purchaser confirms its understanding that the waiver of a condition, depending on the materiality of the waived condition and the number of days remaining in the Offer, may require extension of the Offer and circulation of new disclosure to stockholders.

*        *        *

Attached hereto as Exhibit A is the written acknowledgment requested by the Staff.

If you have any questions with respect to the foregoing, please contact me at (212) 735-3207 or Steve Arcano at (212) 735-3542.

Very truly yours,

/s/ Marie Gibson
Marie Gibson

cc:	Robert Chai-Onn, Esq.

Exhibit A

September 28, 2015

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ms. Campbell Duru:

Reference is made to your letter dated September 24, 2015 relating to the Schedule TO-T and Schedule TO-T/A filed on September 16 and 18, 2015 by Blue Subsidiary Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. (collectively, the “Purchasers”), as amended (File No. 005-44538).

Per your request, each of the Purchasers acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLUE SUBSIDIARY CORP.		VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn	By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn	Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel, Corporate Secretary	Title:	Executive Vice President, General Counsel, Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Counsel, Head of Corporate and Business Development